Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of January, 2008

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9ºAndar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Minutes of a Meeting of the Board of Directors of Ultrapar Participações S.A., held on January 30, 2008

Item 1
ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

CNPJ nº 33.256.439/0001- 39                                                                                     NIRE 35.300.109.724

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS (01/2008)

Date, Time and Location:
January 30, 2008 at 2 p.m. at Company Headquarters, located at Av. Brigadeiro Luiz Antônio, Nº 1343 – 9th floor, in the City and State of São Paulo.

Presence:
Members of the Board of Directors (including those participating by telephone), duly signed.

Deliberated matters:

1. According to the terms of Article 20, “p” of the Company's bylaws, the Members of the Board approved the issuance by the Company of Commercial Promissory Notes for public distribution, in accordance with the terms and conditions below (“ Promissory Notes ”):

1.1.   Amount of the Issuance

The total amount to be issued is R$ 1,200,000,000.00 (one billion, two hundred million reais), on the date of the issuance.

(Minutes of a meeting of the Board of Directors of  Ultrapar Participações S.A., January 30, 2008)

1.2. Quantity and unitary par value of the promissory notes

120 (one hundred and twenty) Promissory Notes will be issued, in one series, with a unitary par value of R$10,000,000.00 (ten million reais) on the date of the issuance (“Unitary Par Value ”).

1.3.  Due Date of the Securities

The Promissory Notes will be valid for 360 (three hundred and sixty) days, counting from the date of issuance.

1.4. Subscription and Payment

The Promissory Notes will be subscribed for their unitary par value and will be paid in cash, in Brazilian national currency, at the time of subscription.

1.5.  Placing and Registration for Distribution and Placing

The Promissory Notes will be distributed under a firm underwritten basis and will be registered for distribution in the primary market and for trading in the secondary market through NOTA – The Promissory Note System, managed and operated by CETIP, the custody and settlement chamber.

(Minutes of a meeting of the Board of Directors of  Ultrapar Participações S.A., January 30, 2008)

1.6. Remuneration

1.6.1. The unitary par value will not be subject to monetary correction.

1.6.2. Each Promissory Note will be remunerated with interest corresponding to the accumulated change of 103.15% (one hundred and three point fifteen percent) of the average daily DI rates (inter-financial deposits of one-day), Extra-Grupo (DI rates) (“remuneration”), calculated and published by CETIP – the custody and settlement chamber, incident on the unitary par value of each promissory note, from the date of issuance to the effective payment date.

1.7.  Payment location

Payment of the promissory notes will be made at the headquarters of the lead bank.

1.8.  Prior Redemption

The Company may, under the terms of Article 7, Paragraph 2 of CVM Instruction number 134, as amended by CVM Instruction number 292, at any time, redeem the promissory notes in circulation in advance for a price equivalent to the unitary par value of each promissory note, with remuneration added, calculated pro-rata from the respective issuance date to the date of effective redemption. Partial redemption would be carried out by means of a lottery or auction.

2. The Board of Directors of the Company decided to authorise the Company's Executive Board to take all the measures necessary to the implementation of the issuance of the Promissory Notes, including but not limited to, all the actions necessary for hiring of financial institutions authorised to operate in the securities markets as intermediaries, hiring of a lead bank, legal advisers and other institutions which may be necessary for the accomplishment of the issuance hereby approved, setting their respective fees, as well as the publication and registration of corporate documents required nature with the competent authorities, including taking the appropriate procedures with the CVM, Brazil's Securities Exchange Commission.

(Minutes of a meeting of the Board of Directors of  Ultrapar Participações S.A., January 30, 2008)

Observations: the deliberations were approved unanimously by all those board members present, except for board member Renato Ochman, who abstained from voting.

Once there was no further matters to discuss, the meeting was closed, the minutes of this meeting were transcribed, read and approved by all the undersigned members present:  Paulo Guilherme Aguiar Cunha– Chairman; Lucio de Castro Andrade Filho - Vice President; Ana Maria Levy Villela Igel; Paulo Vieira Belotti; Nildemar Secches; Olavo Egydio Monteiro de Carvalho; Renato Ochman – Board Members.

I hereby declare that this is a true and faithful copy of the minutes of the meeting, which has been entered in the appropriate registration book.

Paulo Guilherme Aguiar Cunha
Chairman of the Board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 31, 2008
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Board Minutes)